Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 26, 2007

FLEXTRONICS INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in Its Charter)

Singapore	0-23354	Not Applicable
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)
One Marina Boulevard, # 28-00, Singapore (Address of principal executive offices)		018989 (Zip Code)
Registrant’s telephone number, including area code: (65) 6890-7188
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
On July 26, 2007, Flextronics International Ltd. (the “Company”) issued a press release announcing its financial results for the first quarter ended June 29, 2007, as well as guidance for net sales and earnings per share for the September 2007 fiscal quarter and 2008 fiscal year. A copy of the press release is furnished with this report as Exhibit 99.1
The information in this Current Report on Form 8-K and the Exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.
Item 9.01 Financial Statements and Exhibits
           Exhibit

99.1	Press release, dated July 26, 2007, issued by Flextronics International Ltd.

2

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLEXTRONICS INTERNATIONAL LTD.
Date: July 26, 2007	By:	/s/ Thomas J. Smach
		Name:	Thomas J. Smach
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated July 26, 2007, issued by Flextronics International Ltd.

Exhibit 99.1

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
Flextronics contacts:
Thomas J. Smach
Chief Financial Officer
+1.408.576.7722
investor_relations@flextronics.com
Renee Brotherton
Senior Director of Corporate Marketing
+1.408.576.7189
renee.brotherton@flextronics.com
FLEXTRONICS ANNOUNCES RECORD FIRST QUARTER RESULTS
Record First Quarter Net Sales Up 27% to $5.2 Billion;
Record First Quarter Adjusted Net Income up 29% to $134 Million;
Record First Quarter Adjusted EPS of $0.22
Singapore, July 26, 2007 – Flextronics (NASDAQ: FLEX) today announced results for its first quarter ended June 29, 2007 as follows:

	Three Months Ended
(US$ in millions, except EPS)	June 29, 2007	June 30, 2006
Net sales	$5,157	$4,059
GAAP operating income	$133	$117
Adjusted operating income (1)	$153	$124
GAAP net income	$107	$85
Adjusted net income (1)	$134	$104
Diluted GAAP EPS	$0.17	$0.14
Adjusted EPS (1)	$0.22	$0.18

(1)	A reconciliation of non-GAAP financial measures to GAAP financial measures is presented in Schedule II attached to this press release.
Record First Quarter Results
Net sales for the first quarter ended June 29, 2007 were $5.2 billion, which represents an increase of $1.1 billion, or 27%, over the year ago quarter. For the first quarter ended June 29, 2007 adjusted net income increased 29% over the year ago quarter to $134 million, or $0.22 per diluted share, compared to $104 million, or $0.18 per diluted share, in the year ago quarter.
GAAP net income increased 26% to $107 million, or $0.17 per diluted share, for the first quarter ended June 29, 2007 compared to $85 million, or $0.14 per diluted share, in the year ago quarter.
Mike McNamara, Chief Executive Officer of Flextronics, said, “We continue to maintain a strong financial position with $770 million in cash, no short term debt maturities, and a record low debt to capital leverage ratio of 19%. We decreased our inventory balance by $47 million sequentially and increased our sequential inventory turns from 6.9 to 7.7 times. We remain intensely focused on generating a higher return on capital while growing our business, as evidenced by our 40 basis point increase in return on invested capital from the year ago quarter.”

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
McNamara added, “We continue to lead the industry with a cash conversion cycle of 13 days, which resulted in our operations generating positive cash flow of $145 million for the quarter. Even though revenues grew 27%, we still generated $73 million of free cash flow.”
McNamara concluded, “I am very proud of the dedication and hard work of our employees and management across the globe in making this a very successful quarter for Flextronics. I remain confident that our organization will continue to execute on our normal day-to-day operations and customer service requirements as we work through the integration planning associated with our previously announced acquisition of Solectron.”
Guidance
For the second quarter ending September 28, 2007, revenue is expected to grow approximately 10-20% on a year-over-year basis to a range of approximately $5.3 billion to $5.6 billion and adjusted (non-GAAP) EPS is expected to grow 10-20% on a year-over-year basis to a range of $0.22-$0.24per share.
The Company reiterated its 2008 fiscal year expectations, with revenue expected to grow 10-15% on a year-over-year basis to a range of $20.7 billion to $21.7 billion and adjusted (non-GAAP) EPS is expected to grow 15-20% on a year-over-year basis to a range of $0.92-$0.96 per share. The fiscal year 2008 guidance excludes any impact from the Solectron acquisition.
Quarterly GAAP earnings are expected to be lower than the guidance provided herein by approximately $0.04 per diluted share per quarter reflecting quarterly intangible amortization and stock-based compensation expense.
Update on Solectron Acquisition
Thomas J. Smach, Chief Financial Officer of Flextronics, stated, “While we have received U.S. antitrust clearance, we have not yet received all outstanding regulatory approvals. Assuming no complications in the remaining approvals required we now feel as though we could close the transaction in October.” Smach added, “Our integration planning has been further developed since the announcement and we are now reducing the estimated time to achieve at least $200 million of annualized after-tax synergies from 18-24 months to 12-18 months.”
2004 Award Plan for New Employees
Options to purchase an aggregate of 314,500 ordinary shares were granted on July 16, 2007 from the 2004 Award Plan for New Employees. The options have an exercise price of $11.27 (equal to the closing price of our ordinary shares on the grant date, as quoted on the NASDAQ Global Select Market), and will expire 10 years after the date of grant (or upon termination of employment, if earlier), and generally become exercisable over four years. Also on July 16, 2007, 5,000 share bonus awards were granted from the 2004 Award Plan for New Employees. The share bonus awards will vest in five equal annual installments beginning on July 16, 2007 and any unvested awards will expire upon termination of employment. All options and share bonus awards were granted to new employees.
Conference Call and Web Cast
A conference call hosted by Flextronics’ management will be held today at 2:00 p.m. PST to discuss the Company’s financial results and its outlook. This call will be broadcast via the Internet and may be accessed by logging on to the Company’s website at www.flextronics.com. Additional information in the form of a slide presentation that summarizes the quarterly results may also be found on the Company’s site. A replay of the broadcast will remain available on the Company’s website after the call.
Minimum requirements to listen to the broadcast are Microsoft Windows Media Player software (free download at http://www.microsoft.com/windows/windowsmedia/download/default.asp) and at least a 28.8 Kbps bandwidth connection to the Internet.
About Flextronics
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing,

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
consumer digital, industrial, infrastructure, medical and mobile OEMs. With fiscal year 2007 revenues from continuing operations of US$18.9 billion, Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. For more information, please visit www.flextronics.com.
# # #
This press release contains forward-looking statements within the meaning of U.S. securities laws, including statements related to revenue and earnings growth, and expectations as to the closing of the acquisition of Solectron by Flextronics. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these forward-looking statements. These risks include that revenue and earnings growth may not occur as expected or at all; our dependence on industries that continually produce technologically advanced products with short life cycles; our ability to respond to changes in economic trends, to fluctuations in demand for our customers’ products and to the short-term nature of our customers’ commitments; competition in our industry, particularly from ODM suppliers in Asia; our dependence on a small number of customers for the majority of our sales; the challenges of effectively managing our operations; the challenges of integrating acquired companies or assets; our reliance on strategic relationships with major customers; the impact on our margins and profitability resulting from substantial investments and start-up and integration costs in our components, design and ODM capabilities; that we may not be able to obtain new customer programs, or that if we do obtain them, that they may not contribute to our revenue or profitability as expected or at all; our ability to design and quickly introduce world-class components products that offer significant price and/or performance advantages over competitive products; production difficulties, especially with new products; our ability to utilize available and recently expanded manufacturing capacity; the risk of future restructuring charges that could be material to our financial condition and results of operations; not realizing expected returns from our retained interests in divested businesses; changes in government regulations and tax laws; our exposure to potential litigation relating to intellectual property rights, product warranty and product liability; potential impairment of our intangible assets; our dependence on the continued trend of outsourcing by OEMs, and the effects of customer bankruptcies. Other risks relate to Flextronics’s pending acquisition of Solectron, including the ability of Flextronics and Solectron to satisfy the conditions to closing (including obtaining required regulatory approvals, Solectron stockholder approval and Flextronics shareholder approval); if and when the acquisition occurs, the revenues, cost savings, growth prospects and any other synergies expected from the acquisition may not be fully realized due to difficulties integrating the businesses, operations and product lines of Flextronics and Solectron or may take longer to realize than expected; any delay in completing the acquisition (including any delay in obtaining the required clearances and approvals or resulting from any litigation or similar proceedings) may significantly reduce the benefits expected to be obtained from the acquisition; a failure to complete the acquisition could materially and adversely affect Flextronics’s results of operations and stock price; and Flextronics may incur significant costs associated with the acquisition, including charges to operations to reflect costs associated with integrating the businesses and operations of Flextronics and Solectron. Additional information concerning these and other risks is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our reports on Form 10-K, 10-Q and 8-K that we file with the U.S. Securities and Exchange Commission (“SEC”) and under “Cautionary Statement Regarding Forward Looking Information”, “Risk Factors” and “The Merger” included in the joint proxy statement/prospectus which forms a part of our registration statement on Form S-4 filed by Flextronics with the SEC on July 11, 2007. The forward-looking statements in this press release are based on current expectations and Flextronics assumes no obligation to update these forward-looking statements.
Additional Information and Where to Find it:
On July 11, 2007, Flextronics filed a Registration Statement on Form S-4 (SEC File No. 333-14486) with the Securities and Exchange Commission (“SEC”) that contains a preliminary Joint Proxy Statement/Prospectus. Before making any voting or investment decision with respect to the proposed merger, investors and security holders are urged to read carefully the Registration Statement and the preliminary Joint Proxy Statement/Prospectus, as well as the definitive Joint Proxy Statement/Prospectus and related materials when they become available, because they contain important information about Flextronics, Solectron and the proposed merger. Documents filed with the SEC, including the preliminary Joint Proxy Statement/Prospectus and the definitive Joint Proxy Statement/Prospectus and other relevant materials when they become available, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of any documents that Flextronics and Solectron have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to Solectron:

Flextronics International Ltd.	Solectron Corporation
2090 Fortune Drive	847 Gibraltar Drive
San Jose, CA 95131	Milpitas, CA 95035
Attention: Investor Relations	Attention: Investor Relations
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the preliminary Joint Proxy Statement/Prospectus referred to above, and will be contained in the definitive Joint Proxy Statement/Prospectus when it becomes available. Additional information regarding the directors and executive officers of Flextronics is also included in Flextronics’s proxy statement (Form DEF 14A) for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Flextronics

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
Investor Relations at Flextronicsinvestorrelations@flextronics.com. Additional information regarding the directors and executive officers of Solectron is also included in Solectron’s proxy statement (Form DEF 14A) for the 2007 annual stockholders meeting of Solectron, which was filed with the SEC on December 4, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Solectron at 847 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations.

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
SCHEDULE I
FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Month Periods Ended
	June 29, 2007	June 30, 2006
GAAP:
Net sales	$5,157,026	$4,059,143
Cost of sales	4,866,454	3,823,147
Restructuring and other charges	9,753	—

Gross profit	280,819	235,996

Selling, general and administrative expenses	146,588	119,135
Restructuring and other charges	921	—

Operating income	133,310	116,861

Intangible amortization	16,675	7,228
Interest and other expense, net	6,259	29,200

Income before income taxes	110,376	80,433

Provision for income taxes	3,429	4,746

Income from continuing operations	106,947	75,687

Income from discontinued operations (net of tax)	—	8,816

Net income	$106,947	$84,503

Diluted EPS:
GAAP	$0.17	$0.14

Non-GAAP	$0.22	$0.18

Diluted shares used in computing per share amounts	615,541	586,005

See Schedule II for the reconciliation of non-GAAP diluted EPS to GAAP diluted EPS.

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PRESS RELEASE
SCHEDULE II
FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (1)
(In thousands, except per share amounts)

		Three Months Ended
			% of		% of
		June 29, 2007	Sales	June 30, 2006	Sales

GAAP gross profit		$280,819	5.4%	$235,996	5.8%
Stock-based compensation expense		999		620
Restructuring charges	(2)	9,753		—

Non-GAAP gross profit		$291,571	5.7%	$236,616	5.8%

GAAP SG&A Expenses		$146,588	2.8%	$119,135	2.9%
Stock-based compensation expense		7,726		6,439

Non-GAAP SG&A Expenses		$138,862	2.7%	$112,696	2.8%

GAAP operating income		$133,310	2.6%	$116,861	2.9%
Stock-based compensation expense		8,725		7,059
Restructuring and other charges	(2)	10,674		—

Non-GAAP operating income		$152,709	3.0%	$123,920	3.1%

GAAP net income		$106,947	2.1%	$84,503	2.1%
Stock-based compensation expense		8,725		7,412
Restructuring and other charges	(2)	10,674		—
Intangible amortization		18,205		12,699
Other — foreign currency gain on divestiture	(3)	(9,309)		—
Adjustment for taxes	(4)	(961)		(886)

Non-GAAP net income		$134,281	2.6%	$103,728	2.6%

Diluted net income per share:
GAAP		$0.17		$0.14

Non-GAAP		$0.22		$0.18

See the accompanying notes on Schedule IV attached to this press release.

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
SCHEDULE III
FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
UNAUDITED GAAP CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 29, 2007	March 31, 2007
ASSETS

Current Assets:
Cash and cash equivalents	$769,952	$714,525
Accounts receivable, net	1,936,524	1,754,705
Inventories	2,514,877	2,562,303
Deferred income taxes	11,453	11,105
Other current assets	672,930	548,409

	5,905,736	5,591,047

Property and equipment, net	2,008,657	1,998,706
Deferred income taxes	660,591	669,898
Goodwill and other intangibles, net	3,282,763	3,264,320
Other assets	852,343	817,403

	$12,710,090	$12,341,374

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Bank borrowings, current portion of long-term debt and capital lease obligations	$5,960	$8,385
Accounts payable	3,684,001	3,440,845
Other current liabilities	1,069,746	1,038,838

Total current liabilities	4,759,707	4,488,068

Long-term debt, net of current portion:
6 1/2 % Senior Subordinated Notes due 2013	399,650	399,650
6 1/4 % Senior Subordinated Notes due 2014	378,654	389,119
1 % Convertible Subordinated Notes due 2010	500,000	500,000
Zero Coupon Convertible Junior Subordinated Notes due 2009	195,000	195,000
Other long-term debt and capital lease obligations	9,755	10,036
Other liabilities	169,386	182,842

Total shareholders’ equity	6,297,938	6,176,659

	$12,710,090	$12,341,374

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
PRESS RELEASE
SCHEDULE IV
FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(1)	To supplement Flextronics’ unaudited selected financial data presented on a basis consistent with Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude certain charges, including non-GAAP gross profit, non-GAAP selling, general and administrative expenses, non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude, among other things, stock-based compensation expense, restructuring charges, intangible amortization, gains or losses on divestitures and certain other items. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flextronics’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flextronics’ results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of our non-GAAP financial measures by relying upon our GAAP results to gain a complete picture of our performance.

In calculating our non-GAAP financial measures, we exclude certain items to facilitate our review of the comparability of the Company’s operating performance on a period-to-period basis because such items are not, in our view, related to the Company’s ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against our competitors. In addition, our management’s incentive compensation is determined using these non-GAAP measures. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing our results “through the eyes” of management in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:
•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.
The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliations of these non-GAAP financial measures:
Stock-based compensation expense consists of non-cash charges for the estimated fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.
Restructuring charges include severance, impairment, lease termination, exit costs and other charges primarily related to the closures and consolidations of various manufacturing facilities. These costs may vary in size based on the Company’s restructuring activities, are not directly related to our ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company’s management in assessing current operating performance and forecasting its earnings trends, and are therefore excluded by the Company from its non-GAAP measures.
Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.
Other charges or gains consist of various other types of items that are not directly related to our ongoing or core business results, such as executive separation costs, cumulative foreign exchange adjustments to the cost basis of

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
international entities that have been divested or liquidated, or reversals of bankruptcy bad debt provisions. We exclude these items because they do not affect our core operations. Excluding these amounts provide investors with a basis to compare our company performance against the performance of other companies without this variability.
Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into our non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income.
With the exception of net income and diluted earnings per share, the Reconciliation of GAAP to Non-GAAP Financial Measures as presented in Schedule II and discussed further below represent results from continuing operations. Net income and diluted earnings per share represent results for both continuing and discontinued operations.
(2)	During the three-month period ended June 29, 2007 the Company recognized restructuring charges for employee termination costs in Europe.

(3)	During the three-month period ended June 29, 2007 the Company recognized net foreign exchange gains in connection with the divestiture of a certain international entity.

(4)	The Company recognized $961,000 and $886,000 (including $783,000 attributable to discontinued operations) in tax benefits related to the amortization of our intangible assets during the three-month periods ended June 29, 2007 and June 30, 2006, respectively.

(5)	Return on invested capital (“ROIC”) divides after-tax non-GAAP operating income by an average of net invested capital. After-tax non-GAAP operating income includes after-tax operating income from divested businesses, and excludes intangible amortization, stock-based compensation expense, restructuring and other charges. Net invested capital is defined as total assets less current liabilities and non-operating assets. Non-operating assets include cash and cash equivalents, short-term investments, notes receivable, deferred income tax assets, and other non-operating assets.

We believe ROIC is a useful measure in providing investors with information regarding our performance. ROIC is a widely accepted measure of earnings efficiency in relation to total capital employed. We believe that increasing the return on total capital employed, as measured by ROIC, is an effective method to sustain and increase shareholder value. ROIC is not a measure of financial performance under generally accepted accounting principles in the U.S., and may not be defined and calculated by other companies in the same manner. ROIC should not be considered in isolation or as an alternative to net earnings as an indicator of performance.

The following table reconciles ROIC as calculated using after-tax non-GAAP operating income to the same performance measure calculated using the nearest GAAP measure, which is GAAP operating income from continuing operations adjusted for taxes:

	Three Months Ended
ROIC	June 29, 2007	June 30, 2006
Non-GAAP	10.4%	10.0%
Restructuring and other charges	-1.3%	-0.6%
Discontinued operations	0.0%	-0.2%

GAAP	9.1%	9.2%